UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CAFEPRESS INC.

(Name of Subject Company)

CAFEPRESS INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Fred E. Durham III

Chief Executive Officer

CafePress Inc.

11909 Shelbyville Road

Louisville, Kentucky 40243

(502) 995-2229

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Jorge A. del Calvo, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of CafePress Inc., a Delaware corporation (“CafePress” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Snapfish Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Snapfish, LLC, a California limited liability company (“Snapfish” or “Parent”), to purchase for cash all of the outstanding Common Stock (each Common Stock, a “Share” and collectively, the “Shares”) at a price per share of $1.48 (the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Tender Offer Statement on Schedule TO filed by Snapfish with the SEC on October 12, 2018.

This Amendment No. 1 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 1 to the Schedule 14D-9. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 8.	Additional Information

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended by inserting the following paragraph immediately preceding the heading “Forward-Looking Statements” on page 41 thereof as follows:

“Legal Proceedings Related to the Merger.

On October 17, 2018, Stephen Bushansky, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court for the District of Delaware, captioned Stephen Bushansky v. CafePress, Inc. et al., Civil Action No. 1:18-cv-01607-UNA (the “Bushansky Complaint”) against the Company and all members of the Board. Among other things, the Bushansky Complaint alleges that the Company, and the members of the Board, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9. The alleged omissions concern certain standstill agreements, alleged discussions and negotiations between Snapfish and CafePress executive officers concerning continued employment and inputs and assumptions underlying the fairness opinion given by Needham & Company. In addition, the Bushansky Complaint alleges that the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Bushansky Complaint seeks, among other things, an order that the action may be maintained as a class action, an order preliminarily and permanently enjoining proceeding with, consummating or closing the Offer and the Merger, rescission of the Offer and the Merger if they have already been consummated or rescissory damages, and an award of costs, including attorneys’ fees and experts’ fees.

On October 18, 2018, Adam Franchi, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court for the District of Delaware, captioned Adam Franchi v. CafePress, Inc. et al., Civil Action No. 1:18-cv-01620-UNA (the “Franchi Complaint”) against the Company, all members of the Board, Parent and Merger Sub. Among other things, the Franchi Complaint alleges that the Company, the members of the Board, Parent and Merger Sub omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9. The alleged omissions concern certain standstill agreements, alleged discussions and negotiations between Snapfish and CafePress executive officers concerning continued employment and inputs and assumptions underlying the fairness opinion given by Needham & Company. In addition, the Franchi Complaint alleges that the members of the Board, Parent and Merger Sub acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Franchi Complaint seeks, among other things, an order preliminarily and permanently enjoining proceeding with, consummating or closing the Offer and the Merger, rescission of the Offer and the Merger if they have already been consummated or rescissory damages, an order directing the defendants to file a corrected Schedule 14D-9 and an award of costs, including attorneys’ fees and experts’ fees.”

Item 9.	Exhibits

“Item 9. Exhibits” of the Schedule 14D-9 is hereby supplemented by adding Exhibit (a)(5)(C) and Exhibit (a)(5)(D) as described below and attached hereto.

Item 9.	Exhibits

Exhibit No.	Description

(a)(5)(C)	Complaint filed by Stephen Bushansky against CafePress Inc., et al. (filed October 17, 2018), No. 1:18-cv-01607-UNA (D. Del.).

(a)(5)(D)	Complaint filed by Adam Franchi against CafePress Inc., et al. (filed October 18, 2018), No. 1:18-cv-01620-UNA (D. Del.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2018	CAFEPRESS INC.

	By:	/s/ Fred E. Durham III
Fred E. Durham III
Chief Executive Officer

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